UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

MERIDIAN GOLD INC.
(Name of Subject Company)
MERIDIAN GOLD INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)
589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Marc R. Packer, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500	Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5 (416) 777-4700	John Sabine, Esq. Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 (416) 863-4511

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Meridian Gold Inc. (“Meridian”) with the Securities and Exchange Commission (the “Commission”) on July 31, 2007, as amended by Amendment No. 1 filed with the Commission on July 31, 2007 and Amendment No. 2 filed with the Commission on July 31, 2007 (as amended, the “Statement”). The Statement relates to the offer (the “Yamana Offer”) by Yamana Gold Inc. (“Yamana”) to purchase all of the outstanding common shares of Meridian (the “Common Shares”), together with the associated rights under Meridian’s Shareholder Rights Plan Agreement, dated as of April 21, 1999, as amended on May 7, 2002 and February 22, 2005, between Meridian and Computershare Trust Company of Canada, as rights agent (the “Rights” and, together with the Common Shares, the “Shares”). Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement. Except as otherwise noted, the information set forth in the Statement remains unchanged.
Item 2. Identity and Background of Filing Person.
     The second full paragraph under Item 2 is hereby deleted in its entirety and replaced with the following:
     The Statement relates to the Yamana Offer. The Yamana Offer is described in a Tender Offer Statement on Schedule TO, as amended, and a related Offer to Purchase, Circular, Letter of Transmittal and Notice of Variation and Extension (collectively, the “Offer Documents”), each of which has been filed with the Commission. Subject to the terms and conditions set forth in the Offer Documents, Yamana is offering to purchase all of the Shares on the basis of 2.235 common shares of Yamana plus C$4.00 in cash for each Share.
Item 4. The Solicitation or Recommendation.
     Item 4 is hereby amended and supplemented by adding the following thereto:
     On August 14, 2007, Yamana announced that it was amending the Yamana Offer in order to, among other things, (i) increase the cash component of the consideration offered by C$0.85, such that Yamana is now offering to purchase all of the Shares on the basis of 2.235 common shares of Yamana plus C$4.00 in cash for each Share, (ii) extend the time for acceptance of the Yamana Offer to 8:00 p.m. (Toronto time) on September 7, 2007, and (iii) delete the condition that Yamana be provided with access to non-public information and be satisfied that no state of facts exists that would have a material adverse effect on Meridian.
     In response to the announcement of the revised Yamana Offer, on August 14, 2007, Meridian announced that its Board of Directors will carefully review and consider the revised Yamana Offer and will issue an update of its Directors’ Circular and the Statement in due course, and urged Meridian shareholders to defer making any decision with respect to the revised Yamana Offer until they have had the opportunity to review the updated Directors’ Circular and the related amendment to the Statement.

Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit
Number	Description
(a)(9)	Press release, dated August 14, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2007		MERIDIAN GOLD INC.
	By:	/s/ Edward C. Dowling
		Name:	Edward C. Dowling
		Title:	President and Chief Executive Officer